July 28, 2008
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
RE: Sunrise Senior Living, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-16499
Filed March 24, 2008
Supplemental Correspondence dated June 26, 2008
Dear Mr. Spirgel:
This letter sets forth our responses to the comments in your letter dated July 22, 2008.
General
1.	We note your response to prior comment one and your continued belief that you will file your Form 10-K by July 31, 2008. In light of your timing concerns and your desire to provide timely disclosure to investors, you may reflect your proposed responses to our earlier comments, as well as responses to the following comments, in your 2007 Form 10-K.

Sunrise Response:

We will comply with your suggestion.
Risk Factors, page 30
Our failure to comply with financial obligations contained in debt instruments ...page 41
2.	We note your response to prior comment four. Please discuss the March 13, 2008 amendment to the Bank Credit Facility. Expand your risk factor to discuss the risks presented by the possibility that you may need to seek additional amendments to the Bank Credit Facility.

Sunrise Response:

We will add the requested disclosure by expanding the applicable risk factor to read as follows:
  Our failure to comply with financial obligations contained in debt instruments could result in the acceleration of the debt extended pursuant to such debt instruments, trigger other rights and restrict our operating and acquisition activity, and in the case of ventures, may cause acceleration of the venture’s debt repayment obligations and any of our correlated guarantee obligations.
  There are various financial covenants and other restrictions applicable to us in our debt instruments, including provisions that:
•	require us to satisfy financial statement delivery requirements;

•	require us to meet certain financial tests. For example, our Bank Credit Facility requires us not to exceed certain leverage ratios, to maintain certain fixed-charges coverage ratios, have a consolidated net worth of at least $450.0 million as adjusted each quarter and to meet other financial ratios, maintain liquidity of not less than $50 million (composed of availability of under the Bank Credit Facility plus up to not more than $50 million in unrestricted cash and cash equivalents), and use any unrestricted cash and cash equivalents in excess of $50 million to pay down the outstanding borrowings under the Bank Credit Facility;

•	restrict our ability to pay dividends or repurchase our common stock;

•	require consent for a change in control; and

•	restrict our ability and our subsidiaries’ ability to borrow additional funds, dispose of all or substantially all assets, or engage in mergers or other business combinations in which we are not the surviving entity without lender consent.
  These covenants could reduce our flexibility in conducting our operations by limiting our ability to borrow money and may create a risk of default on our debt if we cannot continue to satisfy these covenants.
  During 2006 and 2007 and the first quarter of 2008, as a result of the delay in completing our Accounting Review, we entered into several amendments to our Bank Credit Facility which, among other things, extended the time period for furnishing quarterly and audited annual financial information to the lenders. In connection with these amendments, the interest rate applicable to our outstanding balance under the Bank Credit Facility and the borrowing rate in US dollars were also increased. On March 13, 2008, we entered into an amendment to the Bank Credit Facility that was designed to enable us to remain in compliance with the covenants under the Bank Credit Facility by, among other things, modifying the delivery dates for our 2006 and 2007 audited financial statements and the unaudited financial statements for the first and second quarters of 2008. In connection with the March 2008 amendment, we also granted the lenders an additional security interest in, among other things, accounts, contract rights, notes and other intangibles (and proceeds and products thereof) as security for the payment of obligations under the Bank Credit Facility. In July 2008, we executed another amendment to our Bank Credit Facility, among other things, to retroactively waive financial covenant defaults that were largely due to additional charges related to losses on financial guarantees identified during the 2007 audit, which was completed in July 2008, and also to waive compliance with the leverage ratio and fixed charge coverage ratio covenants for the quarter ending September 30, 2008. In addition, the July 2008 amendment permanently reduced the maximum principal amount available under the Bank Credit Facility to $160 million, imposed new liquidity requirements described above and imposed additional restrictions on our ability to pay dividends and repurchase our common stock. There can be no assurance that our operating results will produce sufficient earnings to meet the financial covenants for the quarter ending December 31, 2008 or subsequent periods. At June 30, 2008, our outstanding borrowings were $75.0 million and there were $26.3 million in letters of credit under our $160 million Bank Credit Facility.
  In the event we are unable to comply with the covenants and other obligations under the Bank Credit Facility, we may need to seek additional amendments and waivers under our Bank Credit Facility. However, no assurance can be given that the lenders under the Bank Credit Facility would agree to any further amendments or waivers. The lenders could, among other things, agree to a further amendments or waivers, exercise their rights to accelerate the payment of all amounts then outstanding under the credit agreement and require us to replace or provide cash collateral for the outstanding letters of credit, or pursue further modifications with respect to the Bank Credit Facility that impose additional obligations on us and further reduce our flexibility in conducting our operations. If we default under our Bank Credit Facility or other debt instruments, the debt extended pursuant to such debt instruments could become due and payable prior to its stated due date. We cannot give any assurance that we could pay this debt if it became due. Further, our Bank Credit Facility contains a cross-default provision pursuant to which a default on other indebtedness by us or by any of our consolidated subsidiaries under the Bank Credit Facility could result in the ability of the lenders to declare a default under and accelerate the indebtedness due under the Bank Credit Facility.

  There are also various financial covenants, financial statement delivery requirements, and other restrictions applicable to us in the debt instruments relating to certain of our ventures. Failure to meet these covenants may trigger acceleration of the ventures’ debt repayment obligations and any of our correlated guarantee obligations or give rise to any of the other remedies provided for in such debt instruments. Additionally, certain of our venture agreements provide that an event of default under the venture’s debt instruments that is caused by us may also be considered an event of default by us under the venture agreement, giving our venture partner the right to pursue the remedies provided for in the venture agreement, potentially including a termination and winding up of the venture.
  Certain of our management agreements, both with ventures and with entities owned by third parties, provide that an event of default under the debt instruments applicable to the ventures or the entities owned by third parties that is caused by us may also be considered an event of default by us under the relevant management agreement, giving the non-Sunrise party to the management agreement the right to pursue the remedies provided for in the management agreement, potentially including termination of the management agreement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations...page 57
Special Independent Committee Inquiry and Accounting Review, page 59
3.	We note your response and proposed disclosure to prior comment nine. Please disclose what prompted the Special Independent Committee to examine certain accruals and reserves beginning in September 28, 2007. We note the later disclosure that management became aware through questions from an employee but it is not clear whether those questions prompted the investigation. Clarify why the Special Independent Committee handled its investigation relating to accruals and reserves separately.

Sunrise Response:

We will add the requested disclosure by expanding the applicable paragraph in our previous response to read as follows:

In September 28, 2007, we also disclosed that the investigation of the Special Independent Committee was continuing with respect to certain other categories of restatement items and issues, primarily related to certain accruals and reserves. In the course of reviewing the accounting that led to the restatement, the Special Independent Committee identified instances of potential inappropriate accounting with respect to certain provisions into and/or releases from certain judgmental accruals and reserves. Management was also made aware through questions from an employee of possible instances of inappropriate accounting with respect to one judgmental reserve. Management reviewed this information with the Special Independent Committee which then reviewed the judgmental reserve in question as part of its inquiry. Both of these events led to the Special Independent Committee’s decision to investigate the other categories of restatement items and issues, which was not complete on September 28, 2007. However, in order to provide information to the marketplace on the Special Independent Committee’s findings as promptly as possible, the Special Independent Committee made the decision to complete the fact finding related to the SEIU’s allegations and make the September 28, 2007 disclosure to report the results of that fact finding while continuing its inquiry with respect to certain judgmental accruals and reserves.
Investments in Unconsolidated Communities, pages 144-145
4.	We note your response to prior comment 13. We continue to believe that since your share of earnings and return on investment in Metropolitan Senior Housing LLC, Sunrise First Assisted Living Holdings LLC and Sunrise Second Assisted Living Holdings LLC exceeds 20% of your Income Before Income Taxes in the year ended December 31, 2006, you are required to provide separate audited financial statements for each Metropolitan Senior Housing LLC, Sunrise First Assisted Living Holdings and Sunrise Second Assisted Living Holdings LC for the year ended December 31, 2006 in accordance with Rule 3-09 of Regulation S-X. Please revise.

Sunrise Response:

We plan to file the requested financial statements pursuant to Rule 3-09 for 2007 in the 2007 Form 10-K filing.
Note 18-Commitment and contingencies
Guarantees
The Fountains, page 136
5.	We note that you recorded a pre-tax charge of $22.4 million in the fourth quarter of 2006 in conjunction with your guarantee to fund shortfalls between actual net operating income and a specific level of net operating income to the venture in accordance with your income support agreement. We also note that pursuant to the “income support agreement” you are required to provide the

Venture with cash to the extent the Venture cannot pay the 9% minimum return to US Senior Living Investments. It is our understanding that you concluded that you would have to perform under the income support/preferred return guarantee based on (1) deteriorated cash flows in 2007 and (2) 2008 budget forecasts (the triggering events). We understand that you considered the triggering events Type 1 subsequent events which require adjustment to the financial statements, if material. As a result you concluded you had to adjust the liability recorded under SFAS 5 in the fourth quarter of 2006. Based on our understanding of the facts it is still unclear to us why you believe that a liability had been incurred at December 31, 2006 for future losses under the agreement. We may contact you in the near future to arrange a conference call to discuss this issue.

Sunrise Response:

On Wednesday, July 23, 2008, the Company had a discussion with Mr. Faye, Ms. Leon and Ms. Adams to discuss this comment. At that time we clarified the accounting and discussed the following:
•	In accordance with the Amended and Restated Operating Agreement, Sunrise is obligated to fund to the venture an amount equal to the deficiency between actual net operating income and a specified level of net operating income up to $7 million per year through July 2010.

•	We consider this to be a FIN 45 guarantee. The guarantee has characteristics similar to paragraph 3(a)(5), i.e. “a guarantee granted to a business or its owners that the revenues of the business for a specified period of time will be at least a specified amount.”

•	Under the provisions of FIN 45, we recorded a guarantee liability of $1.6 million at July 1, 2005 based on the initial cash flow forecast.

•	As with all estimates, the guarantee liability needs to be reviewed at each reporting period to determine its adequacy.

•	Per paragraph 12 of FIN 45, that review should be made in accordance with the provisions of FAS 5.

•	Under FAS 5, we recorded an additional liability of $22.4 million at 12/31/06 based on a shortfall as compared to the budget in 2006 and a revised projection of future cash flows through July 2010.
* * * *

During a conference call with the SEC staff on Wednesday, July 23, 2008, we advised the staff of a restatement adjustment to the financial statements for periods since 2003 relating to an error in the accounting for deferred revenue for non-refundable entrance fee deposits at two of our communities and related adjustments for lease expense. We advised the staff that we intend to correct the historical financial statements when we file the 2007 Form 10-K. That filing is expected on or about July 31, 2008. It is our understanding that the SEC staff would not object that proposed treatment and that no other filings are required related to this matter.
If you have any questions or additional comments, please contact me at the number below.

Sincerely yours,
/s/ Richard J. Nadeau
Richard J. Nadeau
Chief Financial Officer
(703) 744-1662